8. Shareholder meeting results
The Fund s annual meeting of shareholders was held
on May 25, 2010. Of the 61,184,134 common
shares outstanding, the following shares were
voted at the meeting:
Election of Trustees:          For                 Withheld
Ronald E. Toupin, Jr.        47,616,198            1,661,712
R. Jay Gerken                47,647,752            1,630,158